UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DA32 Life Science Tech Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23312M 106 (CUSIP Number)

Steve Kafka

DA32 Life Science Tech Acquisition Corp.

345 Park Avenue, 12th Floor

New York, NY 10010

(212) 551-1600

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS DA32 Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,115,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,115,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%(3)
14	TYPE OF REPORTING PERSON OO

(1)

The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-257679) (the “Registration Statement”) and (ii) 650,000 shares of Class A Common Stock purchased by DA32 Sponsor LLC (the “Sponsor”) in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor.

(2)

The Sponsor is the record holder of the securities reported herein. Deerfield Partners, L.P., ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP are the managing members of the Sponsor and may be deemed to beneficially own the securities owned directly by the Sponsor. The managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding according to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 5, 2021.

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of DA32 Life Science Tech Acquisition Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 345 Park Avenue, 12th Floor, New York, New York 10010.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by DA32 Sponsor LLC (the “Reporting Person”).

(b) The address of the principal business and/or principal office of the Reporting Person is 345 Park Avenue, 12th Floor, New York, New York 10010.

(c) Deerfield Partners, L.P., ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP are the managing members of the Reporting Person. The Reporting Person purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d) During the last five years, the Reporting Person has not, nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not, nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the State of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Reporting Person. The securities described in this report as being beneficially owned by the Reporting Person are or may be held from time to time in margin accounts established with the direct holder’s brokers or banks. Securities held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Founder Shares

On May 13, 2021, the Sponsor paid $25,000 to purchase 5,750,000 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). On June 15, 2021, the Sponsor transferred 143,750 Founder Shares to Christopher Wolfe, the Company’s Chief Financial Officer, 230,000 Founder Shares to Section 32 Fund 3, LP, a managing member of the Sponsor, 30,000 Founder Shares to each of Andrew ElBardissi, Keith Crandell, Mara Aspinall, Kevin Hrusovsky, Angela Lai and Nick Roelofs, the Company’s directors, and 10,000 Founder Shares to each of Bonnie Anderson, Peer Schatz and Vince Miller, certain of the Company’s advisors, for the same per-share price initially paid by the Sponsor, resulting in the Sponsor holding 5,166,250 Founder Shares. The price for all transfers was $0.004 per share. In connection with the decision of the underwriters of the Company’s initial public offering (the “IPO”) not to exercise their over-allotment option on August 4, 2021, the Sponsor forfeited 701,250 Founder Shares, Christopher Wolfe forfeited 18,750 Founder Shares, and Section 32 Fund 3, LP forfeited 30,000 Founder Shares, resulting in the Sponsor holding 4,465,000 Founder Shares. These forfeitures were not within each of these parties’ control as they occurred exclusively due to the underwriters’ decision not to exercise the over-allotment option, were for no consideration, and occurred shortly after the Company filed the final statutory prospectus for the IPO disclosing all material information about the Company and the IPO.

The Founder Shares will automatically convert into shares of Class A Common Stock on the first business day following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in connection with the Issuer’s initial business combination, the ratio at which the Founder Shares will convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding Founder Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A Common Stock outstanding after such conversion (after giving effect to any redemptions of Class A Common Stock by public stockholders), including all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by the Issuer in connection with or in relation to the consummation of its initial business combination, excluding any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into Class A Common Stock issued, or to be issued, to any seller in the initial business combination and any warrants issued upon conversion of working capital loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Private Placement Class A Common Stock Purchase Agreement

On July 30, 2021, the Sponsor purchased from the Issuer an aggregate of 650,000 shares of Class A Common Stock (the “Private Placement Shares”) pursuant to the terms of a private placement class A common stock purchase agreement, dated as of July 27, 2021 (the “Private Placement Class A Common Stock Purchase Agreement”). Each Private Placement Share is comprised of one share of Class A Common Stock. Other than the lock-up provisions contained in the Letter Agreement (defined below), the Private Placement Shares have terms and provisions that are identical to those of the Class A Common Stock sold in the Issuer’s IPO.

The foregoing description of the Private Placement Class A Common Stock Purchase Agreement is qualified in its entirety by reference to the Private Placement Class A Common Stock Purchase Agreement which is attached hereto as Exhibit 1.

Letter Agreement

On July 27, 2021, the Sponsor agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”), to (i) waive its redemption rights with respect to Founder Shares, Private Placement Shares and any other shares of Class A Common Stock they then own in connection with the completion of the Issuer’s initial business combination, (ii) waive their redemption rights with respect to their Founder Shares, Private Placement Shares and any other shares of Class A Common Stock they then own in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to redeem 100% of the Class A Common Stock if the Issuer has not consummated an initial business combination within 24 months from the closing of its IPO and (iii) waive their rights to liquidating distributions from the trust account with respect to their Founder Shares and Private Placement Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its IPO (although they will be entitled to liquidating distributions from the trust account with respect to any other shares of Class A Common Stock they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). If the Issuer submits its initial business combination to its stockholders for a vote, the Sponsor has agreed to vote its Founder Shares, Private Placement Shares and any other shares of Class A Common Stock they then own in favor of the initial business combination.

The Founder Shares, Private Placement Shares and any shares of Class A Common Stock issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Shares until 30 days after the completion of the initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of our initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to our completion of the initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus). In addition, the Private Placement Shares may not be sold transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement or commencement of sales of the public offering, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

In addition, the Letter Agreement provides that in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or its affiliate may, but is not obligated to, loan to the Issuer funds as may be required on a non-interest basis. If the Issuer completes an initial business combination, the Issuer would repay such loaned amounts. In the event that the initial business combination does not close, the Issuer may use a portion of the working capital held outside its trust account to repay such loaned amounts but no proceeds from its trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into shares of Class A Common Stock of the post business combination entity at a price of $10.00 per share at the option of the lender. The shares of Class A Common Stock would be identical to the Private Placement Shares. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Registration Rights Agreement

On July 27, 2021, the Issuer, the Sponsor and other holders signatory thereto entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted the Sponsor and other holders registration rights with respect to the Founder Shares, Private Placement Shares and securities that may be issued upon conversion of working capital loans. The Sponsor and other holders of such securities are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933, as amended (the “Securities Act”). In addition, these holders have “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer. Notwithstanding the foregoing, the Sponsor and other holders of such securities may not exercise its demand and “piggyback” registration rights after five and seven years, respectively, after the effective date of the Registration Statement and may not exercise its demand rights on more than one occasion.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 3.

Plans or Proposals

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Private Placement Class A Common Stock Purchase Agreement, dated July 27, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

2	Letter Agreement, dated July 27, 2021, by and among the Issuer, its executive officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

3	Registration Rights Agreement, dated July 27, 2021, among the Issuer, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 30, 2021 (File No. 001-40676)).

99	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P., and James E. Flynn.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

DA32 SPONSOR LLC

By:	/s/ Henrikki Harsu
Name:	Henrikki Harsu
Title:	Attorney-in-Fact

SCHEDULE A

Managing Members of DA32 Sponsor LLC

The managing members of DA32 Sponsor LLC are Deerfield Partners, L.P., ARCH Venture Fund XI, L.P. and Section 32 Fund 3, LP. The address of the principal business and/or principal office of DA32 Sponsor LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 345 Park Avenue, 12th Floor, New York, NY 10010.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 345 Park Avenue, 12th Floor, New York, NY 10010.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 345 Park Avenue, 12th Floor, New York, NY 10010.

General Partner of Section 32 Fund 3, LP

The general partner of Section 32 Fund 3, LP is Section 32 GP 3, LLC. The address of the principal business and/or principal office of Section 32 Fund 3, LP and Section 32 GP 3, LLC is 171 Main Street, #671, Los Altos, CA, 94022.

Managing Member of Section 32 GP 3, LLC

The Managing Member of Section 32 GP 3, LLC is William J. Maris. The address of the principal business and/or principal office of Section 32 GP 3, LLC and the Managing Member is 171 Main Street, #671, Los Altos, CA, 94022.

General Partner of ARCH Venture Fund XI, L.P.

The general partner of ARCH Venture Fund XI, L.P. is ARCH Venture Partners XI, L.P. The address of the principal business and/or principal office of ARCH Venture Fund XI, L.P. and ARCH Venture Partners XI, L.P. is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

General Partner of ARCH Venture Partners XI, L.P.

The general partner of ARCH Venture Partners XI, L.P. is ARCH Venture Partners XI, LLC. The address of the principal business and/or principal office of ARCH Venture Partners XI, L.P. and ARCH Venture Partners XI, LLC is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

Founding Members of ARCH Venture Partners XI, LLC

The founding members of ARCH Venture Partners XI, LLC are Kristina Burow, Keith Crandell and Robert Nelsen. The address of the principal business and/or principal office of ARCH Venture Partners XI, LLC and the founding members is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.